Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Three months ended March 31,		Twelve months ended December 31,
	Pro forma	2009	Pro forma	2008	2007	2006	2005	2004
	(Dollars in millions)
Income (loss) from continuing operations	$(5,263)	$(5,975)	$(29,711)	$(30,943)	$(43,091)	$(2,479)	$(10,673)	$2,365
Income tax expense (benefit)	(114)	(114)	1,766	1,766	36,863	(3,075)	(6,073)	(1,322)
(Income)/Losses of and dividends from nonconsolidated associates	(35)	(35)	254	254	169	(142)	93	(528)
Noncontrolling interests	76	76	(108)	(108)	406	324	48	81
Amortization of capitalized interest	13	13	77	77	48	51	47	79

Income (loss) from continuing operations before income taxes, undistributed income of associates, and capitalized interest	(5,323)	(6,035)	(27,722)	(28,954)	(5,605)	(5,321)	(16,558)	675

Fixed charges included in income (loss) from continuing operations
Interest and related charges on debt	657	1,230	1,631	2,563	3,399	17,029	15,685	12,022
Portion of rentals deemed to be interest	45	45	226	226	220	301	293	274

Total fixed charges included in income (loss) from continuing operations	702	1,274	1,857	2,789	3,619	17,330	15,978	12,296

Earnings (losses) available for fixed charges	$(4,621)	$(4,761)	$(25,865)	$(26,165)	$(1,986)	$12,009	$(580)	$12,971

Fixed charges
Fixed charges included in income (loss) from continuing operations	$702	$1,274	$1,857	$2,789	$3,619	$17,330	$15,979	$12,296
Interest capitalized in the period	15	15	244	244	24	44	45	38

Total fixed charges	$717	$1,290	$2,101	$3,033	$3,643	$17,374	$16,024	$12,334

Ratios of earnings (losses) to fixed charges	—	—	—	—	—	0.69	—	1.05

Earnings for the years ended December 31, 2008, 2007 and 2005 and the three months ended March 31, 2009 were inadequate to cover fixed charges. Additional earnings of $29.2 billion, $5.6 billion, $16.6 billion and $6.0 billion, respectively, would have been necessary to bring the respective ratios to 1.0.

Pro forma earnings for the year ended December 31, 2008 and the three months ended March 31, 2009, after giving effect to the pro forma adjustments described under “Unaudited Pro Forma Condensed Consolidated Financial Information for the Exchange Offers” included elsewhere in the Registration Statement, were inadequate to cover fixed charges. Additional earnings of $28.0 billion for 2008 and $5.3 billion for the three months ended March 31, 2009 would be necessary to bring the respective ratios to 1.0.

The ratios of earnings to fixed charges for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been adjusted for the retrospective adoption of FSP APB No. 14-1.